EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Taxes and Equity Earnings	$208,484	$219,283	$245,862	$220,957	$208,761
Fixed Charges (as below)	132,106	134,285	147,817	144,844	142,276
Total Earnings	$340,590	$353,568	$393,679	$365,801	$351,037

FIXED CHARGES
Interest Expense	$86,538	$81,781	$88,318	$130,282	$126,127
Credit for Allowance for Borrowed Funds Used During Construction	33,668	40,904	48,499	4,262	6,949
Estimated Interest Element in Lease Rentals	11,900	11,600	11,000	10,300	9,200
Total Fixed Charges	$132,106	$134,285	$147,817	$144,844	$142,276

Ratio of Earnings to Fixed Charges	2.57	2.63	2.66	2.52	2.46